Exhibit 99.2

BGIN BLOCKCHAIN LIMITED Announces Closing of Initial Public Offering

Singapore, October 22, 2025 – BGIN BLOCKCHAIN LIMITED (“BGIN” or “the Company”) (Nasdaq: BGIN), a digital asset technology company with proprietary cryptocurrency-mining technologies, today announced the closing of its initial public offering (the “Offering”) of 5,000,000 Class A ordinary shares, at an initial public offering price of US$6.00 per share. BGIN’s Class A ordinary shares began trading on the Nasdaq Global Market on October 21, 2025 under the ticker symbol “BGIN.”

The Company received aggregate gross proceeds of US$30 million from the Offering, before deducting underwriting discounts and other related expenses. The Company intends to use the net proceeds it receives from the Offering for (i) the purchase and/or construction of mining farms, (ii) the research and development of new proprietary chips to be used in cryptocurrency mining machines; and (iii) for general corporate purposes.

The Offering was conducted on a firm commitment basis. D. Boral Capital LLC acted as the sole book-running manager for the Offering. Hunter Taubman Fischer & Li LLC LLP acted as U.S. securities counsel to the Company, and Robinson & Cole LLP acted as U.S. securities counsel to D. Boral Capital LLC in connection with the Offering.

A registration statement on Form F-1 related to the Offering was filed with, and declared effective by, the U.S. Securities and Exchange Commission (“SEC”). This Offering was made only by means of a prospectus forming a part of the effective registration statement. A copy of the final prospectus relating to the Offering may be obtained from D. Boral Capital LLC, 590 Madison Avenue, New York, NY 10022, via email at info@dboralcapital.com or telephone at +1 (212) 970-5150. In addition, copies of the final prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation, or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About BGIN Blockchain Limited

BGIN BLOCKCHAIN LIMITED is a digital asset technology company with proprietary cryptocurrency-mining technologies and a historical focus on altcoins while leveraging its experience in designing ASIC chips and mining machines to penetrate new leading cryptocurrency opportunities and executing on long term strategic focus on self-mining. BGIN’s mission is to make crypto mining accessible to all by developing innovative products tailored to various market needs, from beginners to large-scale industrial miners. BGIN designs and manufactures mining machines under its ICERIVER brand, providing customers with operational flexibility through advanced mining infrastructure and hosting services.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about BGIN’s beliefs, plans, and expectations, are forward-looking statements. Although BGIN believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and BGIN cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the registration statement and other filings with the SEC. Additional factors are discussed in BGIN’s filings with the SEC, which are available for review at www.sec.gov. All information provided in this press release is as of the date of this press release, and BGIN does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

BGIN Blockchain Limited

Investor Relations

ir@bgin.com

Robin Yang

BGIN.IR@icrinc.com

Media Relations

pr@bgin.com

Brad Burgess

BGIN.PR@icrinc.com